Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12 Subject Company: Humboldt Bancorp Filing Person: Humboldt Bancorp File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING LETTER WAS SENT TO HUMBOLDT BANK EMPLOYEES:

March 15, 2004

Dear Fellow Employees:

It is my pleasure to announce that Humboldt Bancorp has agreed to merge with Umpqua Holdings Corporation, parent company of Umpqua Bank. The agreement, once approved by shareholders of Umpqua Holdings and Humboldt Bancorp and the appropriate regulatory agencies, will merge Humboldt Bank and its divisions—Capitol Valley Bank, Feather River State Bank and Tehama Bank—into the Umpqua Bank organization, creating the preeminent community bank of the Western United States.

At Humboldt Bank, we’ve always held strongly to our principles of outstanding customer service, commitment to community, and employee recognition. The same can be said of Umpqua Bank, an Oregon-based community bank that, like Humboldt, has grown by providing the best in customer service and supporting the communities it serves. We will build on these shared values as we form an organization of 91 locations, 1,470 employees and more than $4.6 billion in assets.

I’m sure you’ll have many questions about this merger, and naturally, everyone wonders about the potential for job loss and the effect on salaries and benefits. Fortunately, unlike many bank mergers, this one is a joint effort for growth and expansion, not cost-cutting convenience, and there is no overlap between Umpqua Bank stores and Humboldt Bank sales and service centers. Umpqua Bank has a tremendous record of taking care of employees during times of change, and we will work very hard to minimize job losses while providing expanded opportunities for cross-training and professional development within the organization. And, Umpqua Bank’s salary and benefit packages are very competitive.

This packet includes a Q&A document which will answer many of your questions. We have also included a fact sheet with further details about the agreement. This week, I will travel with Ray Davis, president and CEO of Umpqua Holdings Corporation, through the Humboldt footprint. Together we hope to visit every location and speak with each of you. Next week, we will hold special Insight meetings at central locations, where we will come together to learn more about Umpqua Bank, its culture and the opportunities that this merger will create.

I encourage you to contact our human resources department with any questions you may have. Feel free to call our Employee Hotline at
800-583-6457, or e-mail your confidential questions to hotline@umpquabank.com. You can also stay up to date by going to the Infoserver and clicking on “The Bridge” icon.

We are grateful for the ongoing commitment, enthusiasm and dedication that you bring to Humboldt Bank, to your customers and to your fellow employees every day. Your hard work has laid the foundation for this historic merger between two exceptional community banks. Once this transaction closes, I will continue to serve as president of Umpqua Bank’s California operations. I look forward to working with you to serve our customers for many years to come.

Sincerely,

Robert M. Daugherty
President and CEO Humboldt Bank

March 15, 2004

Dear Humboldt Bank Associate:

I look forward to welcoming you to Umpqua Bank.

I know many of you have worked with Humboldt Bancorp and its family of banks for some time. Your proven record of superior customer service and your commitment to community banking are two reasons why we are so excited about partnering with Humboldt in this merger. As Humboldt associates, I’m confident that each of you has a solid vision of what it means to serve your community, and what it means to work for an exceptional financial services institution.

Take a moment and think about how you would take that vision to the next level.

What else could you accomplish in service to your community? What avenues for personal and professional growth would you like to pursue? How would your corporate culture support and reward your commitment to community banking?

At Umpqua Bank, we’ve spent years making that vision a reality. In fact, our entire culture is based upon it.

We believe in empowering our associates with the training, the tools and the authority they need to make informed, responsible decisions to do whatever it takes to meet the customer’s expectations.

We believe in recognizing and rewarding our associates whose contributions to team building and customer service exemplify our commitment to community banking. We incent our frontline associates who go the extra mile. And every year, we come together for our Celebration of Excellence, a gala event where we recognize teams and individuals throughout Umpqua for their commitment to our customers and our culture.

We believe in giving back our time and our resources to the communities we serve. We establish several programs for charitable giving and community outreach in every Umpqua Bank community. Our Connect Volunteer Network provides full-time associates with 40 hours of fully paid volunteer time per year to devote to youth and education organizations during normal working hours.

We believe in ongoing training and education. With you and your colleagues we have the finest associates in the industry. To keep our associates light-years ahead of the competition when it comes to best practices for community banking and customer service, we’ve made education a cornerstone of our culture. That is why we established The World’s Greatest Bank University, a 20,000 square foot, $3.8 million center of training excellence in Roseburg, Ore.

Letter from Ray Davis

We believe in reinforcing and enhancing our culture, because it is at the heart of everything we do. That is why we are the only bank in the country with a department of cultural enhancement dedicated to teaching and preserving the Umpqua Bank culture as well as recognizing and rewarding associates who go above and beyond.

This is just a brief overview of what we’ve done to create an amazing community bank and an incredible place to work. Over the coming weeks and months, we’ll have many opportunities to share much more. For now, I’m proud to say that, unlike companies who only pay lip-service to the concept of an ideal work environment, we have the credentials to back it up. Last month, we were ranked number one in Oregon Business Magazine’s annual survey of “100 Best Companies to Work For in Oregon.” But we’re not going to rest on that recognition. Together, we’re going to take our vision of community banking to the next level.

Sincerely,

Raymond P. Davis
President & Chief Executive Officer Umpqua Holdings Corporation

Fact Sheet

Umpqua Bank and Humboldt Bank Merger

Number of employees in new organization: About 1,500

Total number of stores in new organization: 91

Total number of ATM locations in new organization: 128

Total combined assets: $4.6 billion

Total combined deposits: $3.5 billion

President and CEO of Umpqua Holdings Corporation: Raymond P. Davis

President of Umpqua Bank California: Robert M. Daugherty

Headquarters of Umpqua Holdings Corporation: Portland, Ore.

Headquarters of Umpqua Bank: Roseburg, Ore.

Headquarters of Umpqua Bank California: Roseville, Calif.

Stock Market: Shares of Umpqua Holdings Corporation trade on the NASDAQ exchange under the symbol UMPQ

Merger Close Date: Third quarter 2004

Questions and Answers for Humboldt Bank Employees
Umpqua Bank and Humboldt Bank Merger
March 2004

Q: What is Umpqua Bank?

A: Umpqua Bank is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ), with $2.96 billion in assets and $2.5 billion in deposits as of December 31, 2003. Headquartered in Roseburg, Umpqua Bank has 64 stores in Oregon and Southwest Washington, located along the I-5 corridor from Ashland, Ore. to Vancouver, Wash. and along the Oregon Coast from Newport to Brookings. Umpqua Bank also has retail and wholesale mortgage lending offices in Coos Bay, Bend and Clackamas, Ore. Umpqua Bank offers a wide range of personal and business loans and accounts, in addition to investment services through its affiliate, Strand, Atkinson, Williams & York, which has 14 locations throughout Oregon and Southwest Washington and in Umpqua Bank store locations. Umpqua Bank has 96 ATM locations throughout Oregon and Southwest Washington, making it the largest ATM network of any Oregon-based bank. A full listing of Umpqua Bank’s products, services, and locations is available online at www.umpquabank.com. Umpqua Bank was founded as South Umpqua State Bank in Canyonville, Oregon in 1953 and merged with Medford-based Valley of the Rogue Bank in December 2000 to become Umpqua Bank.

Q: Why is Umpqua Holdings Corporation acquiring Humboldt Bank?

A: Umpqua Bank has long-stated its goal to establish a strong presence from Seattle to Sacramento. Humboldt Bank’s record of fiscal responsibility makes this merger appealing from a financial perspective. Like Umpqua, Humboldt is an exceptional bank with exceptional people who understand what it means to be a community bank – to consistently deliver outstanding customer service, to work as a team toward a common goal, and to give something back to the community through good works and charitable programs. Umpqua Bank has its roots (and has proven success) in rural Oregon markets which are not unlike Humboldt Bank’s communities.

Q: Will the bank’s name change?

A: Yes. Upon approval and completion of the merger, all Humboldt Bank sales and service centers and departments will adopt the Umpqua Bank name and logo.

Q: When will the merger be completed?

A: The merger will be completed upon shareholder and regulatory approval, which is expected in the third quarter of 2004.

Questions and Answers for Humboldt Employees
Umpqua Bank and Humboldt Bank Merger

Q: What can I tell my customers about this merger?

A: Tell them they will continue to benefit from working with the same people and the same sales and service centers, with the same commitment to community banking, but with more locations, more resources and more borrowing power. Since there is no overlap between Umpqua Bank and Humboldt Bank sales and service locations, this merger provides an extended network of locations to serve you. Like Humboldt Bank, Umpqua Bank is committed to its focus on community banking and its active partnership with the communities it serves. Umpqua Bank is nationally known for its innovative approach to community banking.

Q: Does this mean I’m now with a “big bank”?

A: No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, you will gain access to an additional 64 stores and 96 ATMs throughout Oregon’s I-5 corridor and in Southwest Washington, as well as on the Oregon Coast. You will also benefit from higher loan limits and expanded product and service offerings.

Q: Will Umpqua Bank retain all existing Humboldt Bank ATM locations?

A: All ATMs located at Humboldt store locations will remain in place and we will be reviewing overall ATM allocation at non-bank locations and will evaluate options upon completion of the survey.

Q: Will Humboldt Bank checks, debit cards, and ATM cards be usable at Umpqua Bank stores?

A: Yes. Soon after completion of the merger, Humboldt cards and checks will be usable at all Umpqua Bank locations. Humboldt customers can continue to use their cards and checks as usual at their current bank locations. New Umpqua Bank cards and checks will be issued for Humboldt customers after the completion of the merger.

Q: Will customers’ existing loan rates or terms change?

A: No. All loans terms remain the same.

Q: How will this merger affect existing business accounts and customers?

A: The combined bank will provide business customers access to higher lending limits and local decision making, in addition to the same friendly faces.

Q: What is Strand, Atkinson, Williams & York and what services does it offer?

A: Strand, Atkinson, Williams & York is one of the largest Oregon-based securities firms and offers a wide range of investment and insurance services, including equities, money market and mutual funds, annuities, retirement plans, life and disability insurance, and medical supplement policies. Established in 1928, Strand Atkinson has offices throughout Oregon and Southwest Washington, in addition to numerous Investment Opportunity Centers located within Umpqua Bank stores throughout Oregon. At this time, Strand Atkinson will not be incorporated into the Umpqua Bank California network.

Questions and Answers for Humboldt Employees
Umpqua Bank and Humboldt Bank Merger

Q: How can Umpqua Bank remain a community bank as it continues to grow?

A: Umpqua Bank is committed to providing exceptional customer service and supporting the communities in which we do business. We provide a comfortable and relaxed retail store environment in which customers can take care of their banking and financial needs with knowledgeable and friendly associates who know them by name and will go the extra mile to provide the best service available. As we grow, we work even harder to improve the level of service our customers deserve and expect from us. Our dedication to providing the best customer service and our support for our local communities has fueled our success and growth. No matter how much we grow, we will always be a community bank.

Q: What is Umpqua Bank’s philosophy for community investment?

A: Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities that support us. We demonstrate that support in a number of ways, not only by providing a wide range of financial products and services, but also by contributing our resources to organizations and events that help make these communities vibrant, especially with regard to youth, education, and the arts. In 2003, Umpqua Bank contributed over $600,000 to non-profit and community organizations throughout Oregon. In addition, Umpqua Bank invests in low-income and community housing programs, and our associates donate hundreds of hours of personal and professional time each year in giving back to our local communities. Umpqua Bank gives customers an opportunity to participate in this through its Community Interest accounts where customers can choose to have the interest on their accounts donated to a designated list of community organizations. Additionally, in 2004, Umpqua Bank introduced its industry-leading employee volunteer program, Connect Volunteer Network, in which Umpqua pays its associates to volunteer, during work hours, for 40 hours per year.

Q: Why does Umpqua Bank call its branches “stores”?

A: At Umpqua Bank, we see ourselves more as retailers than as bankers. We’re focused on selling products and services to meet our customers’ financial needs, in addition to processing deposits and cashing checks. Our associates are trained in an environment that enables them to tailor our various products and services to meet the unique financial needs of each customer. This is one of the practices that sets Umpqua Bank apart from more traditional banks.

Q: How will this merger affect my benefits?

A: A careful evaluation of the current package is being completed. It is our intent to offer a comparable health benefits package. As your current plan comes up for renewal in June, we will do our best to contain premium rate increases. However, if there is a rate change, as in the past, a portion of those rate changes will be passed on to you.

Q: Will my pay be affected?

A: If you continue in your current position, your pay will not be affected negatively. In fact, many positions may earn additional income through incentive plans that will be introduced upon completion of the merger. It is Umpqua’s policy that as changes in positions or responsibilities are made, pay will be a consideration and will be evaluated at that time.

Questions and Answers for Humboldt Employees
Umpqua Bank and Humboldt Bank Merger

Q: Will existing service centers or departments close?

A: Since there is no overlap in Humboldt’s 27 service center locations, all will remain open. Humboldt customers will continue to benefit from working with the same people and the same locations with the same commitment to community banking, but with more locations, more resources and more borrowing power. There will be duplication of some back room functions. It’s our goal to let you know the status of your position within the next 90 days.

Q: Will employees be displaced? If so, how many and where?

A: Umpqua Bank has a track record of taking care of its workforce during times of change. To minimize job losses, some employees will be reassigned or offered new positions within the bank. In addition, a natural process of attrition will reduce the impact of job losses. To help with this process a hiring freeze will be immediately initiated and all open jobs will be posted internally for both organizations. However, if we are unable to make reassignments, some employees will lose their positions. The Humboldt Bank merger provides a unique opportunity in that there is no overlap in sales and service centers so job loss will be greatly minimized within the branch network. Throughout this merger period, Umpqua Bank will work closely with Humboldt management and employees to ensure a smooth transition.

Q: If I am displaced, will there be a severance package?

A: Yes. However, we will be working very hard to provide new opportunities, additional training and reassignments within Umpqua Bank for as many affected employees as possible. If this is not an option for you, we will offer you a severance package to assist with your transition. The details of this package will be announced later this summer.

Q: Will all of Humboldt Bank’s top executives be relocated to Roseburg or Portland, Oregon?

A: No. Some management positions may be relocated to Umpqua Bank’s headquarters; however, Umpqua Bank will have a new Umpqua Bank California region to be headed by Humboldt Bank President and CEO Robert M. Daugherty and Executive Vice President/CFO Patrick Rusnak. We have not yet determined which management-level positions will be retained, relocated, or consolidated.

Q: If I have additional questions, who can I ask?

A: Should you have any additional questions about this merger, a telephone and e-mail hotline system have been put into place to respond to your questions. Please contact the Associate Hotline at 800-583-6457 anytime from 8:00 a.m. to 5:00 p.m., Monday through Friday for immediate assistance, or e-mail your confidential questions anytime to hotline@umpquabank.com. E-mails will receive a response within 12 working hours. If you call after hours, simply leave a message with your name and phone number and you will receive a call back the next business day. Additionally, you may check the Infoserver and click on “The Bridge” icon for ongoing updates.

Questions and Answers for Humboldt Employees
Umpqua Bank and Humboldt Bank Merger

Information Access Points for Humboldt Employees Umpqua Bank and Humboldt Bank Merger

During the transition time of the announced merger, we understand that you may have ongoing questions and concerns and we are making available several information access points that will provide answers to the questions you may have. We encourage you to take advantage of these tools to resolve your concerns or to simply stay up to date on the latest news:

Information Hotlines

A telephone and an e-mail hotline system have been put into place to respond to your questions. You can call 800-583-6457 anytime from 8:00 a.m. to 5:00 p.m., Monday through Friday for immediate assistance, or e-mail your confidential questions anytime to hotline@umpquabank.com. E-mails will receive a response within 12 working hours.

The Insider Bridge

This special edition of the Umpqua Bank Intranet site will serve as a source for daily updates, breaking news and event announcements. It will also be a resource for public documents including press releases, and letters for customers, shareholders and employees. Additionally, important questions and answers taken from the information hotlines will be shared on the Insider Bridge for the benefit of everyone.

All associates can reach the Insider Bridge by logging onto Infoserver, and clicking on “The Bridge” icon.

Umpqua associates can reach the Insider Bridge edition by clicking on the Bridge link at the top of the Insider home page (http://insider.com).

Insight / Town Hall Meetings

The week of March 21, Bob Daugherty, Ray Davis and other Bank officials will host four Insight/Town Hall meetings at locations throughout the Humboldt Bancorp territory. These gatherings are an excellent opportunity for you to learn more about the merger straight from the executive team. Transportation will be provided; please visit the Insider Bridge for more details. The meetings are scheduled as follows:

March 22	Town Hall Meeting #1	Eureka
March 23	Town Hall Meeting #2	Red Bluff
March 24	Town Hall Meeting #3	Yuba City
March 25	Town Hall Meeting #4	Roseville

Information Access Points for Humboldt Employees Umpqua Bank and Humboldt Bank Merger Page 1